Exhibit 99.1

EZCHIP FILES INVESTOR PRESENTATION

Highlights Benefits of Merger Proposal with Mellanox Technologies, Ltd.

EZchip Board Unanimously Urges Shareholders to Vote FOR the Mellanox Transaction

YOKNEAM, ISRAEL, October 28, 2015 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that it has filed an investor presentation with the U.S. Securities and Exchange Commission ("SEC") that outlines the benefits to EZchip shareholders of the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”).

Highlights of the presentation include:

•
Reiteration of how the Merger Proposal with Mellanox, which is unanimously supported by EZchip’s Board of Directors, is in the best interest of shareholders. This conclusion is based in part on the following:

o	The attractive valuation that the Merger Proposal with Mellanox provides EZchip shareholders
▪	$25.50 per share in cash offer price represents full and fair valuation to shareholders
▪	Implied multiples compare favorably to peers and precedent semiconductor transactions

o	The execution risks for EZchip continuing on a stand-alone basis
▪
EZchip has become the clear leader in network processors (NPUs), but NPUs represent a small addressable market ($367 million market (2014)1) in which the largest target routing customers are moving to developing NPUs in house:

o	Juniper in 2009 (EZchip’s largest customer at such time), Huawei in 2012 and most recently Cisco in 2015 (~35% of EZchip’s revenue in 1H 2015) decided to go in-house for NPU functionality
o	History with Juniper suggests winning Cisco back is very difficult due to its software investments around in-house ASIC
o	With ALU that always developed NPUs in house, these are the four largest routing vendors and EZchip’s largest potential customers
▪	EZchip’s next generation NPS leapfrogs the competition but must win high volume white box router designs in data centers to offset the loss of the traditional routing vendors:
o	With its NPS product line, EZchip has won three tier-1 data center customers; however, it is not clear what revenue these design wins will translate to or when
o
It is possible that by the time the NPS-400 reaches volume production (currently projected in 2017) there will be other third party chips that are not NPUs, but will provide simpler and lower cost routing solutions for the vast majority of white boxes, which could significantly reduce the addressable market for the NPS-400

▪
The Tilera acquisition enabled EZchip to enter the multi-core space and expand its addressable market (~$1.3bn estimate for 2017)1, but in contrast to the NPU market, where EZchip was able to create a niche for itself, the multi-core space is crowded with well-capitalized, large scale competitors (including Avago/Broadcom, Intel/Altera, NXP/Freescale), and EZchip’s next generation multi-core CPU is not expected to be in production until 2018

1 The Linley Group.

o	The certainty of value provided by Mellanox’s fully financed offer
▪	Offer provides EZchip shareholders with immediate cash value
▪	The Board concluded that $25.50 in cash today was full and fair consideration for its shareholders

o	The comprehensive process conducted by the EZchip Board of Directors
▪	Culmination of a comprehensive process to maximize value for shareholders
▪	Barclays reached out to six other strategic buyers, who notified Barclays that they are not interested in a transaction with EZchip
▪	Offer price was the result of extensive negotiations by the EZchip Board, which resulted in price increases by Mellanox
▪	Since the announcement of the transaction with Mellanox, EZchip has not been approached by any other potential buyer

o	The increasing need for scale to compete in the semiconductor industry given recent sector consolidation
▪	Macro themes and unprecedented wave of consolidation in semiconductor industry suggest additional business risks for EZchip as a stand-alone company
▪	It has become very difficult for small semiconductor companies to compete given lack of scale

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders.  The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405